

November 8, 2011

Via E-mail
Ms. Veronica Jing Chen
Chief Financial Officer
Yayi International Inc.
No. 9 Xingguang Road
Northern Industrial Park of Zhongbei Town
Xiqing District, Tianjin 300384, China

     Re: **Yayi International Inc.**
              Item 4.02 Form 8-K
              Filed November 3, 2011
              File No. 0-23806

Dear Ms. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02 Form 8-K filed November 3, 2011

1. You state in your filing that your management concluded that certain financial statements should not be relied upon and that financial statements will be restated. Please revise your disclosure to indicate whether your board of directors authorized management to take such action. Please refer to the instructions for Form 8-K Item 4.02 which may be found at http://www.sec.gov/about/forms/form8-k.pdf.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief